

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 27, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common stock, par value $0.0001 per share of AgeX Therapeutics, Inc. under the Exchange Act of 1934.

Sincerely,